October 25, 2007

Ms. Carmen Moncada-Terry
Attorney Advisor
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C.

Fax:         (202) 772-9368

Re:          Frontier Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2007
File No. 1-07627

Dear Ms. Moncada-Terry,

We have received your comment letter dated September 26, 2007 (the “Comment Letter” pertaining to Frontier Oil Corporation’s (“Frontier’s”) executive compensation disclosure in our definitive proxy statement referenced above.  Set forth below are Frontier’s responses to the comments and requests for additional information included in the Comment Letter from the staff (the “Staff”) of the Securities and Exchange Commission.  We have repeated in bold type the comments and requests for additional information that are set forth in the Comment Letter.  Our response to each comment or request immediately follows the text of the applicable comment or request.  Our responses pertain specifically to our 2007 proxy statement and may change in future years based on changes in facts and changes in the compensation policies and practices of the Compensation Committee (the “Committee”).

1.)     You disclose that the board of directors based its determination of independence based on a review of various questions regarding relationships the directors have with the company.  Consistent with the requirements of Item 407(a)(3) of Regulation S-K , please disclose the specific relationships considered for each director.

Response
Our reference in the 2007 proxy statement to questions regarding directors' relationships with the Company referred to the answers provided on director questionnaires used to gather information for the proxy statement to comply with the New York Stock Exchange (“NYSE”) director independence standards. The responses in 2007 to these questions indicated that, other than James R. Gibbs, our Chairman of the Board, President and Chief Executive Officer, each of the directors complied with NYSE requirements for independence and had no affiliations, relationships, employment history, compensation or immediate family relationships that prevented them from being independent directors.

We propose to amend the disclosure in our 2008 proxy statement to clarify the language to make it clear that no relationship, other than as a director, exists between the Company and its non-employee directors (assuming this to be true at that time).  In addition, we will state in our 2008 proxy statement that we consider all relevant facts and circumstances in determining our directors’ independence, including the independence standards issued by the New York Stock Exchange, which we will list in our proxy statement.

2.)     Provide disclosure required by the Instruction to Item 402(k)(2)(iii) of Regulation S-K regarding the aggregate number of restricted stock awards and aggregate number of stock option awards outstanding at fiscal year end.

Response
The Instruction to Item 402(k)(2)(iii) indicates that the registrant should “for each director, disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.”  The Company provided this information in tabular form at the top of page 8 of the 2007 proxy statement.  In future years, the Company will provide this information as a footnote consistent with the Instruction to Item 402(i)(2) of Regulation S-K.

3.)     To the extent applicable, include a footnote describing all assumptions made in the valuation of stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K.  See the Instruction to Item 402(k), indicating that the Instruction to Item 402(e)(2)(v) and (vi) applies equally to item 402 (k).

Response
The Company proposes to revise future disclosures to include the requested information.  Supplementally, for the Staff’s information, the footnote disclosure as of 12/31/06 would be as follows:

a)
For each director except Mr. Rose, who was not a director when the subject options were granted, the Company expensed under FAS 123R an amount of $14,382 for stock option expense during 2006.  The options expensed were granted on 2/25/2004, have an exercise price of $4.6625 per share, fully vest on 2/25/2007 and expire on 2/25/2009.  These options were valued for financial reporting purposes using the assumptions set forth in Footnote 7 “Common Stock” to our 2006, 2005 and 2004 Financial Statements included in Form 10-K.

4.)      Provide further detail as to why you have chosen some of the companies contained within the peer group.  For example, you state that the companies are "broadly similar in revenues."  Clarify this statement by referencing the high and low end of the range of revenues achieved within the peer group and explain how adjustments for differences such as size, revenues, and/or market capitalization factor into the actual evaluation of the comparative data received.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response
The Company proposes to revise future disclosures to include the requested information.  Supplementally, for the Staff’s information, the 2007 information is as follows: The peer group comprises 14 companies that are direct business competitors, capital-market competitors, or companies with which Frontier competes for executive talent.  All of the peer group companies are in energy-related industries, have similar business economics and pay models, and are similar in size to Frontier, as measured by revenues and market capitalization. Based upon discussion with the compensation consultants, the Committee established a range of approximately one-fourth to four times revenue and market capitalization compared to Frontier when determining the peer group for 2006, so that Frontier’s relative size would approximate the median in these two measures.  At the time the 2006 competitive analysis was conducted, the peer company annual revenues ranged from $1.5 billion to $18 billion, and market capitalization ranged from $1 billion to $14 billion.  Frontier’s revenues were $4.7 billion, which ranked at the 57th percentile of the peer group, and market capitalization was $3 billion, which ranked at the 49th percentile.  Frontier uses peer group compensation statistics in aggregate (typically, ranked by percentiles) to compare against Frontier’s compensation programs; therefore the individual peers are not material to our evaluation of the comparative data.

5.)      Please disclose the actual percentiles for total 2006 compensation and for each benchmarked element of compensation.  For example, you disclose that base salaries are targeted between “below the median to approximately the 75th percentile.”  Please provide greater specificity of where you target each element of compensation relative to the comparator companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response
In response to the Staff’s comment, the Company plans to add specificity in our future disclosures.  We plan to indicate a targeted range (within one quartile) relative to peer group values for each element of compensation and for total compensation paid to each individual, and we plan to indicate the percentile (versus the peer group position being evaluated) for total compensation paid to each named executive officer.  Finally, we plan to discuss instances where an element of compensation, or total compensation, for any individual named executive officer falls outside the targeted range.

6.)      For each NEO, discuss how individual responsibility, ability to affect Company results and analysis of peer group practices for similar positions resulted in the awards actually made.  We refer you to disclosure under the heading “Development of the Company’s Compensation Program” and the presentation of behaviors rewarded in column (a).  If applicable to the assessment of an individual’s annual bonus awarded in a given year, please reference awards provided for the items listed in column (a).

Response
As indicated in Frontier’s 2007 proxy statement (page 14, paragraph 8),  three attributes -- individual responsibility, ability to affect Company results, and aggregate peer group pay practices -- are considered by the Compensation Consultant and the Committee in establishing target level annual bonus awards (as a % of base salary) for each named executive officer.  Actual bonus awards paid for 2006 performance were based solely upon Company performance against the pre-established performance criteria, in particular, the Company’s generation of $379.3 million in net income versus targeted net income of $126.5 million (page 14, paragraph 9-10 of Frontier’s 2007 proxy statement).  In future disclosure, we will provide more specificity regarding the amount of bonus payable in a given year based on the actual level of performance attainment.

In response to the Staff’s question of whether the behaviors listed in column (a) in the table at the top of page 13 (2007 proxy statement) resulted directly in the assessment or payment of an annual bonus to any of the individuals, the answer is no.  We included the table of examples (2007 proxy statement, top of page 13) to help distinguish between the purpose of the two elements of compensation (Annual Bonuses and Long Term Incentives).  With the Staff’s comment in mind, we will clarify the determination of the annual bonus in future proxy statements.

7.)      “In your discussion, you refer to other performance measures (i.e. safety and environmental) considered by the committee in making awards but you omitted discussion of whether these operational targets were achieved and if achieved, how the level of achievement impacted the actual bonus awarded in fiscal 2006. Please provide further clarity to your discussion of targets established and achieved during the fiscal year. Additionally, we refer you to disclosure in column (a) under the heading "Development of the Company's Compensation Program". Your disclosure implies that other financial and operational goals or targets are considered during the fiscal year. Please disclose any quantitative and qualitative targets established. Please identify the targets established for fiscal 2006. Please note that this comment applies equally to discussion of the targets referenced in column (b) under the same heading that relate to the long-term incentives awarded. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.”

Response
The Company’s 2007 proxy statement indicates that “refinery level management also had safety and environmental performance measures that affected their bonuses” (page 14, paragraph 9).  None of the named executive officers is included in the group of 19 employees considered to be “refinery level management.”   Thus, while the safety and environmental measures are an important component of the Company’s overall incentive compensation system, these measures did not apply in 2006 to the named executive officers. For the 2007 fiscal year, the named executive officers will have a performance measure based on Company safety performance, and the results of this will affect annual bonus payments to these executives.

The Company refers to its response to Staff comment #6 above regarding examples of behaviors rewarded by the two different elements of incentive compensation (Annual Bonuses and Long-Term Incentives).

We note the Staff’s comment regarding the Company’s 2006 bonus target, actual performance against that target, and how the bonus payments were calculated.  We believe this information was openly presented in our 2007 proxy statement (paragraphs 9 and 10 of page 14).  In future proxy statements, we intend to further clarify the annual performance measure(s), achievement against those measures and resulting bonuses paid.

The Company did not consider its 2006 bonus targets to be confidential information; the 2006 target of $126.5 million in net income appeared in our 2007 proxy statement (paragraph 9, page 14).

8.)      To facilitate an understanding of the awards made pursuant to the long-term incentive program, please discuss how share-value transfer, grant date present value and relative percentage of total grants were considered and factored into the determination of the actual awards given to the named executive officers. For example, explain the relevance of grant date present value in the making of an award by explaining whether there is a specified threshold or targeted amount in value of awards that the company aims to provide to each of the named executive officers. See Instruction I to Item 402(b) and Item 402(b)(1)(v) of Regulation S-K.

Response

Based on the Staff’s comment, the Company intends to provide additional future disclosure addressing how the three metrics (total share value transfer, grant date present value for individual awards and relative percentage of total grants) contribute to the Committee’s decision on long-term grants awarded to individual executives.

Supplementally for 2007 disclosure, we provide the following explanation in response to the Staff’s comment:  The Company uses equity compensation as the primary tool in providing long-term incentives to key employees.  Employees included in this program are those who, due to their position and performance, are expected to have a meaningful incremental impact on the Company’s financial performance.  For its 2007 long-term incentive awards, the Committee targeted an overall level of approximately 0.50 to 0.60% of the Company’s market capitalization for share value transfer.  This means that on an expected basis, the Committee granted approximately half of one percent of the Company’s market capitalization (in aggregate) to employees and directors in the form of long-term incentive grants.  The Company’s actual share value transfer for awards granted to employees in 2007 was 0.51%, versus a 0.56% median value for the peer group companies.

The Committee then employed (for named executive officers) an analysis of grant date present value for comparable peer group positions.  The Committee provided grants to individual named executive officers between the 50th and 75th percentiles when measured against peer group statistics for comparable positions.  Unlike base salaries and cash bonus awards, grant date present values for equity awards are not readily comparable across the peer group due to the broad variety of award types, different grant dates, and differing techniques and assumptions used to value these awards.  Accordingly, we do not provide detailed peer group comparisons, as we do not believe these are material to the understanding of how and why Frontier’s awards were granted.

As a final measure, the Committee evaluated the percentage of all grants issued to any one officer (particularly the CEO) versus comparable figures for the peer group.

The long-term incentives granted by the Committee were not determined by a formula but instead by a subjective process in which the Committee considered the individual executive’s responsibilities, aggregate peer group award data for that position, the proportion of total grants received by that individual and the overall limit imposed by the Committee’s share value transfer objective.

9.)      Please disaggregate your analysis of material differences in compensation awarded and provide discussion of the reason for the significant disparities in the amount of compensation awarded to named executive officers, We refer you to Section II.B. of Commission Release No. 33-8732A. Revise your Compensation Discussion and Analysis to explain material differences in compensation policies with respect to individual named executive officers. For example, you disclose that Mr. Gibbs's salary in 2006 was more than twice the amount of the next highest paid officer and his amount of non-equity incentive plan compensation was over five times greater than the next highest paid officer. Please revise your disclosure to explain the reasons for this disparity in compensation. In addition, no disclosure has been provided explaining why Messrs. Gibbs', Jennings' and Eisman's change in control agreements provide them with "walk- away rights" and all benefits are subject to "single trigger" while the remaining named executive officers' benefit payouts in a change-in-control are subject to a double trigger with no walkaway rights. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss the reasons for the differences on an individualized basis.

Response
Our 2007 proxy statement includes comparative information on the elements of compensation for the six named executive officers including information on increases in compensation versus the previous year and reasons for any material differences in compensation within the group of named executive officers (see Table, top of page 17).  Differences in total compensation paid to these individuals overwhelmingly result from the differences in the scope of responsibilities held by each officer.  There are no material differences in the compensation policies and decisions affecting Mr. Gibbs versus those affecting the Company’s other named executive officers.

The amount of compensation paid to Mr. Gibbs is materially greater than amounts paid to other named executive officers.  This difference does not result from a material difference in compensation policy, philosophy or Committee procedure.  Thus, the Company did not include discussion of a separate compensation policy applicable to Mr. Gibbs.

A discussion of the “walk away rights” and “single trigger” included in the change in control severance agreements for Messrs. Gibbs, Eisman and Jennings is included in our response to Comment #11 (below).

10.)           You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee and plays a material role in understanding the differences in total compensation awarded to an officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal goals for Mr. Gibbs. See Item 402(b)(2)(vii) of Regulation S-K.

Response

In future filings, we intend to add additional disclosure to describe the effect of individual performance on incentive compensation.  Supplementally, for the Staff’s consideration relative to our 2007 proxy disclosure, that information is as follows:

The Committee reviews and discusses individual responsibilities and performance (along with other factors including, primarily, the peer group data) in establishing annual base salaries and target bonus percentages.  However, all cash and stock amounts paid to executives under the Company’s 2006 incentive plans resulted directly from Company performance versus the pre-established targets of our Annual Bonus and Long-Term Incentive programs (2007 proxy statement page 14, paragraph 9-10 and page 17, paragraphs 5-7).  For Frontier’s named executive officers as a group, 79% of total compensation reflected in the 2006 Summary Compensation Table represented incentive compensation that was “at risk” and subject to actual achievement versus these objective performance measures.

11.)  Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the change-in control and severance agreements. Please address discrepancies in the types of benefits awarded to the named executive officers. For example, unlike the 'other executives, your Chief Executive Officer and two other executives receive benefits in a change-in-control scenario based on a "single" versus double trigger condition. See Item 402(j)(3) and Item 402(b)(1)(v) of Regulation S-K.

Response

We propose to provide additional detail on this topic, if material, in future proxy disclosure.  We plan to include the specific rationale for providing payments (and different levels of payments) to our different named executive officers.  We also plan to include an assessment of why walk-away rights are appropriate for the three most senior named executive officers and not for other named executive officers.

The proposed future disclosure is expected to be approximately as follows:  The level of severance benefit included in the Executive CIC Severance Agreements was established by the Committee in consultation with its Compensation Consultant and legal counsel.  The primary factor considered in establishing the severance benefit (in terms of multiple of annual salary and bonus to be received upon triggering event) is the competitive marketplace for such agreements.  We believe, based on input from the Committee’s advisors, that our change in control agreements contain benefits similar to those found in agreements used by competitors.  We also believe that these agreements serve an important function of aligning management and shareholders in the context of a potential change in control transaction.

The Company’s three most senior officers (Gibbs, Jennings and Eisman) were provided agreements that include a walk-away provision.  These agreements differ from single trigger arrangements in that the executive must terminate his employment with the Company in order to receive a change of control benefit; the benefits would not be payable to an executive who continued to be employed by the Company for more than 180 days following a change in control event.  The walk-away provision permits the executive to voluntarily leave the Company’s employment within 180 days of a Change in Control event and receive his remaining severance compensation.  The Company provided this walk-away provision primarily because these three officers are in a position to influence the consummation of a potential change in control transaction, and the Company wanted to ensure that these executives would not be compromised by a transaction that creates significant shareholder wealth while resulting in the loss of employment or responsibility for the executive.

12.)  Although you describe the dividend-eligibility of stock options, please clarify whether restricted stock awards are dividend-eligible. See generally Item 402(e) of Regulation S-K.

Response

Dividend eligibility is an important component of Frontier’s equity compensation grants.  We propose to improve our discussion of this topic prospectively in our narrative on Equity Compensation Administration (page 17 of our 2007 proxy statement), approximately as follows: Grants of restricted stock, restricted stock units and performance stock units are eligible for cash and stock dividends in the same amount (per share) as dividends paid on our common stock.  Dividends on performance stock units that have been granted, but not yet earned, are accrued by the Company and become receivable by the individual after the performance target(s) are met and certified by the Committee.

13.)  As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of shares of stock and equity incentive plan awards held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported. For example, revise footnotes 3 and 5 to provide the information required.

Response

The Company will include the required information as a footnote to its Outstanding Equity Awards as Fiscal Year End table.  We propose to make this disclosure prospectively beginning with our 2008 proxy statement.  Supplementally, for the Staff’s review, footnote 3 to the subject table for 2007 would read as follows:

3)	Amounts reported in this column relate to restricted stock and restricted stock units that have not yet vested. The following table provides vesting by date for these shares (see table next page):

Name	Vest on 3/13/07	Vest on 2/21/07	Vest on 1/1/08	Vest on 3/13/08	Vest on 3/13/09	Total Unvested at 12/31/06
Mr. Gibbs	0	13,068	68,882	0	0	81,950
Mr. Jennings	1,334	0	41,190	1,342	2,686	47,162
Mr. Eisman	0	0	0	0	0	0
Mr. Bechtol	2,450	484	10,130	4,232	1,320	18,616
Mr. Galvin	8,352	3,776	14,610	15,748	1,904	44,390
Ms. Zupan	8,906	3,194	11,354	15,590	4,442	43,486

Footnote 5 to the subject table (Outstanding Equity Awards at Fiscal Year End) would read as follows:

5)
Dollar values and numbers of shares in these columns relate exclusively to the Performance Stock Units granted by the Company in 2006.  Following certification of plan attainment by the Committee in 2007, these shares were issued to recipients as restricted stock.  The restricted stock will vest 1/3rd on June 30, 2007, 1/3rd on June 30, 2008 and the final 1/3rd on June 30, 2009.

14.)  Supplement your footnote disclosure as required by the Instruction to Item 402(i)(2) of Regulation S-K to quantify the extent to which the amounts reported in the contributions and earnings columns are reported in the summary compensation table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in prior years.

Response

Per the Staff’s comment, the Company will include this information as a footnote to the Non-Qualified Deferred Compensation Table.  The Company proposes to make this disclosure prospectively beginning with the 2008 proxy statement.  Supplementally, for the Staff’s review and consideration, the 2007 footnote would read as follows:

1)
All amounts reported in the column entitled “Registrant Contributions In the Last FY” were included in the Summary Compensation Table on page 21.  In addition, deferred compensation plan earnings in excess of the applicable long-term federal rate were included in the Summary Compensation Table (page 21) in the amounts of $65,660 for Mr. Gibbs, $993 for Mr. Jennings, $17,044 for Mr. Bechtol, $41,458 for Mr. Galvin and $11,804 for Ms. Zupan.

15.)  Provide the disclosure required by Item 404(b) of Regulation S-K.

Response
We propose, in our 2008 proxy statement, to revise our disclosure under "Certain Relationships and Related Party Transactions" to add a statement substantially similar to the following:  "Although the Company does not have any formal policy for the review of related party transactions, the Nominating & Corporate Governance Committee and the Audit Committee generally review and approve all transactions or series of related financial transactions, arrangements or relationships between the Company and any related party, including those that involve an amount that exceeds $120,000.  The Company reviews both its own financial records and the answers provided by its officers and directors on their annual officers and directors questionnaires to gather information concerning related party transactions that may require disclosure in the proxy statement, specifically including any that exceed $120,000."  We do not otherwise have any written policies or procedures for the review, approval or ratification of any such transactions.

In connection with the foregoing responses, the undersigned, on behalf of Frontier, hereby acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Frontier may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Michael C. Jennings
Michael C. Jennings
Executive Vice President and Chief Financial Officer

Cc:           Frontier Oil Corporation
James R. Gibbs
President and Chief Executive Officer

J. Currie Bechtol
Vice President, Secretary and General Counsel